FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November 2023

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER 2023

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporations. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2023 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2022 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA and adjusted cash flows from operations. Beginning in the third quarter of 2023, the Corporation added two financial measures not standardized under IFRS: free cash flows from continuing operating activities and consolidated net debt leverage ratio. These two measures will help to better understand and analyze the financing performance of the Corporation, as well as its financial position as at balance sheet date. Also, the Corporation used key performance indicators, such as revenue-generating unit (“RGU”) and average monthly revenue per unit (“ARPU”). Beginning in the first quarter of 2023, the Corporation has elected to exclude subscribers to OTT video services (“OTT”) and customers of third-party Internet access providers from its RGUs, as these indicators are not very representative for the purpose of evaluating the Corporation’s performance. Definitions of the non-IFRS measures and key performance indicators used by the Corporation are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections below.

1

Highlights

Third quarter 2023

Revenues: $1.23 billion, a $287.9 million (30.6%) increase due to the impact of the acquisition of Freedom Mobile Inc. (“Freedom”) and growth in mobile services and equipment and Internet access services.

Adjusted EBITDA:1 $589.5 million, a $100.0 million (20.4%) increase due to Freedom’s contribution and the results of the Corporation’s other activities.

Net income attributable to shareholders: $213.4 million, a $21.9 million (11.4%) increase.

Adjusted cash flows from operations:1 $453.8 million, a $72.2 million (18.9%) increase due to the contribution of the Freedom acquisition.

Cash flows provided by operating activities: $478.1 million, a $12.5 million (2.7%) increase.

Year to date

Revenues: $3.36 billion, a $598.1 million (21.7%) increase due to the Freedom acquisition, growth in some mobile services and equipment and in the Corporation’s Internet services.

Adjusted EBITDA: $1.67 billion, a $234.3 million (16.3%) increase due mainly to the impact of the Freedom acquisition as well as the increased profitability of Corporation’s other activities.

Net income attributable to shareholders: $609.1 million, a $50.3 million (9.0%) increase.

Adjusted cash flows from operations: $1.30 billion, a $199.4 million (18.2%) increase, including the contribution of the Freedom acquisition and Corporation’s other activities.

Cash flows provided by operating activities: $1.27 billion, a $255.5 million (25.3%) increase.

1 See “Non-IFRS financial measures.”

2

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Revenues
Mobile telephony	$411.9	$201.3	$1,014.6	$580.4
Internet	323.2	315.0	959.8	918.5
Television	200.8	200.9	603.4	598.6
Wireline telephony	68.9	72.3	211.2	221.2
Mobile equipment sales	159.9	83.2	374.1	220.0
Wireline equipment sales	18.9	21.6	52.8	74.4
Other	46.5	47.9	140.4	145.1
	1,230.1	942.2	3,356.3	2,758.2
Employee costs	(123.7)	(92.5)	(347.2)	(295.0)
Purchase of goods and services	(516.9)	(360.2)	(1,337.8)	(1,026.2)
Adjusted EBITDA	589.5	489.5	1,671.3	1,437.0
Depreciation and amortization	(222.9)	(175.0)	(628.6)	(527.5)
Financial expenses	(91.0)	(62.1)	(243.3)	(183.0)
Gain (loss) on valuation and translation of financial instruments	0.3	(0.5)	0.2	(0.8)
Restructuring, acquisition costs and other	(1.3)	(5.1)	(16.4)	(8.3)
Income taxes	(61.2)	(55.3)	(174.0)	(158.6)
Net income	$213.4	$191.5	$609.2	$558.8

3

Table 1 (continued)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Additions to property, plant and equipment and to intangible assets:
Additions to property, plant and equipment	$97.0	$88.6	$279.2	$282.0
Additions to intangible assets	38.7	19.3	97.1	59.4
	135.7	107.9	376.3	341.4
Acquisition of spectrum licenses	–	–	9.9	–
Cash flows:
Adjusted cash flows from operations:	453.8	381.6	1,295.0	1,095.6
Free cash flows from continuing operating activities	343.8	343.9	878.3	664.7
Cash flows provided by operating activities	478.1	465.6	1,266.8	1,011.3

	Sept. 30, 2023		Dec. 31, 2022
Balance sheet
Cash and cash equivalents	$20.9		$1.8
Working capital	(515.6)		(10.4)
Net assets related to derivative financial instruments	256.3		199.5
Total assets	12,117.0		8,746.9
Total long-term debt (including current portion)	7,844.0		5,356.6
Lease liabilities (current and long term)	362.3		158.3
Equity attributable to the shareholder	64.6		(231.1)
Consolidated net debt leverage ratio[1]	3.38	x	2.78	x

•	As a result of the acquisition of Freedom in April 2023 and growth in its other activities, the Corporation increased its revenues by $287.9 million (30.6%) and its adjusted EBITDA by $100.0 million (20.4%) in the third quarter of 2023.

•	In the third quarter of 2023, the Corporation increased its revenues from mobile services and equipment (by $287.3 million or more than 100%) due to the impact of the Freedom acquisition and growth in the revenues of Videotron Ltd. ("Videotron"), and from Internet access services (by $8.2 million or 2.6%).

•	There was a net increase of 61,000 RGUs (0.8%) in the third quarter of 2023, including 88,700 connections (2.5%) to the mobile telephony service and 4,500 subscriptions (0.3%) to Internet access services.

•	On October 12, 2023, Quebecor Inc. announced the launch of its Mobile Virtual Network Operator (“MVNO”) service and the gradual expansion of the service territory of its Videotron, Fizz and Freedom Mobile brands in Canada, enabling them to offer their services to millions more Canadian consumers.

•	On September 21, 2023, Videotron announced that, according to a survey conducted by Léger between August 1 and 7, 2023, Quebecers rated Videotron as the telecommunications company with the best customer service in 2023. Twice as many respondents as its closest competitor ranked Videotron first, confirming its status as the leader in customer service.

1 See “Non-IFRS financial measures.”

4

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

2023/2022 third quarter comparison

Revenues: $1.23 billion in the third quarter of 2023, a $287.9 million (30.6%) increase.

•	Revenues from mobile telephony services increased $210.6 million (104.6%) to $411.9 million, essentially because of an increase in the number of subscriber connections, due to the impact of the Freedom acquisition and growth in subscriber connections current business at Videotron and Freedom, partially offset by lower average per-connection revenues at Videotron.

•	Revenues from Internet access services increased $8.2 million (2.6%) to $323.2 million, due primarily to higher average per-customer revenue and growth in the Fizz brand’s subscriber base.

•	Revenues from television services decreased $0.1 million to $200.8 million. The impact of the decrease in the customer base was offset by an increase in average per-customer revenues.

•	Revenues from wireline telephony services decreased $3.4 million (-4.7%) to $68.9 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.

•	Revenues from mobile equipment sales to customers increased $76.7 million (92.2%) to $159.9 million, mainly because of higher prices and increases in the number of mobile devices sold by Freedom and Videotron.

•	Revenues from wireline equipment sales to customers decreased $2.7 million (-12.5%) to $18.9 million, mainly because of lower prices and lower volume of equipment sales related to the Helix platform.

•	Other revenues decreased $1.4 million (-2.9%) to $46.5 million, mainly reflecting lower revenues from OTT video services and at Videotron Business.

ARPU:1 Total ARPU was $45.00 in the third quarter of 2023 compared with $47.65 in the same period of 2022, a $2.65 (-5.6%) decrease. Mobile ARPU was $37.60 in the third quarter of 2023 compared with $39.89 in the same period of 2022, a $2.29 (-5.8%) decrease, mainly attributable to a change in the customer mix, including the dilutive impact of Freedom's prepaid services.

Customer statistics

Acquisition of Freedom and VMedia Inc. (“VMedia”)

The acquisition of Freedom on April 3, 2023 was significantly accretive to growth, adding 1,844,400 RGUs, consisting of 1,824,400 subscriber connections to the mobile telephony service and 20,000 subscriptions to the Internet access service. In addition, the acquisition of VMedia in July 2022 added 60,800 RGUs, consisting of 41,000 Internet access subscriptions, 17,400 television service subscriptions and 2,400 subscriber connections to the wireline telephony service.

Growth in current business during the period

RGUs1 – The total number of RGUs was 7,474,500 at September 30, 2023, an increase of 61,000 (0.8%) in the third quarter of 2023 (compared with an increase of 28,600 in the same period of 2022), and a 12-month increase of 82,800 (1.5%) (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 3,698,800 at September 30, 2023, an increase of 88,700 (2.5%) in the third quarter of 2023 (compared with an increase of 36,300 in the same period of 2022), and a 12-month increase of 177,100 (10.4%) (Table 2).

Internet access – The number of subscribers to the Internet access service stood at 1,721,300 at September 30, 2023, an increase of 4,500 (0.3%) in the third quarter of 2023 (compared with an increase of 19,300 in the same period of 2022), and a 12-month increase of 23,300 (1.4%) (Table 2).

Television – The number of subscribers to television services stood at 1,362,500 at September 30, 2023, a decrease of 12,000 (-0.9%) in the third quarter of 2023 (compared with a decrease of 8,800 in the same period of 2022), and a 12-month decrease of 39,600 (-2.8%) (Table 2).

Wireline telephony – The number of subscriber connections to wireline telephony services stood at 691,900 at September 30, 2023, a decrease of 20,200 (-2.8%) in the third quarter of 2022 (compared with a decrease of 18,200 in the same period of 2022), and a 12-month decrease of 78,000 (-10.1%) (Table 2).

1 See “Key performance indicators.”

5

Table 2

Quarter-end RGUs for the last eight quarters

(in thousands of units)

	Sept. 2023	June 2023	Mar. 2023	Dec. 2022	Sept. 2022	June 2022	Mar. 2022	Dec. 2021
Mobile telephony	3,698.8	3,610.1	1,736.6	1,710.4	1,697.3	1,661.0	1,626.4	1,601.9
Internet	1,721.3	1,716.8	1,691.5	1,682.7	1,678.0	1,617.7	1,616.2	1,607.8
Television	1,362.5	1,374.5	1,385.6	1,396.1	1,402.1	1,393.5	1,406.4	1,418.6
Wireline telephony	691.9	712.1	730.8	751.2	769.9	785.7	803.6	824.9
Total	7,474.5	7,413.5	5,544.5	5,540.4	5,547.3	5,457.9	5,452.6	5,453.2

Adjusted EBITDA: $589.5 million, a $100.0 million (20.4%) increase due primarily to the impact of the increase in revenues, partially offset by increases in some operating expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for operations, expressed as a percentage of revenues, were 52.1% in the third quarter of 2023 compared with 48.0% in the same period of 2022. The increase was due mainly to the impact of the acquisition of Freedom.

Net income attributable to shareholders: $213.4 million in the third quarter of 2023, compared with $191.5 million in the same period of 2022, an increase of $21.9 million.

•	The main favourable variances were:

o	$100.0 million increase in adjusted EBITDA.

•	The main unfavourable variances were:

o	$47.9 million increase in the depreciation and amortization charge;

o	$28.9 million increase related to financial expenses.

Adjusted cash flows from operations: $453.8 million in the third quarter of 2023 compared with $381.6 million in the same period of 2022 (Table 9). The $72.2 million (18.9%) increase was due to the $100.0 million increase in adjusted EBITDA, partially offset by a $19.4 million increase in additions to intangible assets, including purchases of software licences, and an $8.4 million increase in additions to property, plant and equipment.

Cash flows provided by operating activities: $478.1 million, a $12.5 million (2.7%) increase due primarily to the increase in adjusted EBITDA and the decrease in current income taxes, partially offset by the unfavourable net change in non-cash balances related to operating activities and the increase in the cash portion of financial expenses.

Depreciation and amortization charge: $222.9 million in the third quarter of 2023, a $47.9 million increase, including the impact of the Freedom acquisition.

Financial expenses: $91.0 million in the third quarter of 2023, a $28.9 million increase due primarily to higher average indebtedness, and also to the impact of higher average interest rate on long-term debt.

Gain on valuation and translation of financial instruments: $0.3 million in the third quarter of 2023, a $0.8 million favourable variance.

Charge for restructuring, acquisition costs and other: $1.3 million in the third quarter of 2023, a $3.8 million favourable variance.

A $0.3 million charge was recognized during the third quarter of 2023 in connection with cost-reduction measures ($1.7 million in the third quarter of 2022). A $0.3 million charge for impairment of assets was also recorded in the third quarter of 2023 ($2.8 million in the third quarter of 2022). Other charges in the amount of $0.7 million were also recognized in the third quarter of 2023 ($0.6 million in the third quarter of 2022).

Income tax expense: $61.2 million in the third quarter of 2023 (effective tax rate of 26.2%), compared with $55.3 million in the same period of 2022 (effective tax rate of 26.9%), a $5.9 million unfavourable variance caused essentially by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

6

Year-to-date operating results

Revenues: $3.36 billion, a $598.1 million (21.7%) increase due mainly to the same factors as those noted above in the discussion of third quarter 2023 results, including in particular the impact of the Freedom acquisition in April 2023.

•	Revenues from mobile telephony services increased $434.2 million (74.8%) to $1.01 billion.

•	Revenues from Internet access services increased $41.3 million (4.5%) to $959.8 million.

•	Revenues from television services increased $4.8 million (0.8%) to $603.4 million.

•	Revenues from wireline telephony services decreased $10.0 million (-4.5%) to $211.2 million.

•	Revenues from mobile equipment sales to customers increased $154.1 million (70.0%) to $374.1 million.

•	Revenues from wireline equipment sales to customers decreased $21.6 million (-29.0%) to $52.8 million.

•	Other revenues decreased $4.7 million (-3.2%) to $140.4 million.

ARPU: Total ARPU was $45.71 in the first nine months of 2023, compared with $47.07 in the same period of 2022, a $1.36 (-2.9%) decrease. Mobile ARPU was $37.92 in the first nine months of 2023 compared with $39.19 in the same period of 2022, a $1.27 (-3.2%) decrease, mainly attributable to a change in the customer mix, including the dilutive impact of Freedom's prepaid services.

Customer statistics

Growth in current business during the period

RGUs – 89,700 (1.6%) unit increase in the first nine months of 2023, compared with an increase of 33,300 in the same period of 2022.

Mobile telephony – 164,000 (9.6%) subscriber-connection increase in the first nine months of 2023, compared with an increase of 95,400 in the same period of 2022.

Internet access – 18,600 (1.1%) subscriber increase in the first nine months of 2023, compared with an increase of 29,200 in the same period of 2022.

Television – 33,600 (-2.4%) subscriber decrease in the first nine months of 2023, compared with a decrease of 33,900 in the same period of 2022.

Wireline telephony – 59,300 (-7.9%) subscriber-connection decrease in the first nine months of 2023, compared with a decrease of 57,400 in the same period of 2022.

Adjusted EBITDA: $1.67 billion, a $234.3 million (16.3%) increase due essentially to factors noted above in the discussion of the third quarter 2023 results, partly offset by the unfavorable impact on the first nine months of 2023 figures of the recognition of favorable one-time items in the first nine months of 2022.

Cost/revenue ratio: Employee costs and purchases of goods and services for operations, expressed as a percentage of revenues, were 50.2% in the first nine months of 2023, compared with 47.9% in the same period of 2022. The increase was due mainly to the impact of the acquisition of Freedom.

Net income attributable to shareholders: $609.1 million in the first nine months of 2023, compared with $558.8 million in the same period of 2022, an increase of $50.3 million.

•	The main favourable variances were:

o	$234.3 million increase in adjusted EBITDA.

•	The main unfavourable variances were:

o	$101.1 million increase in the depreciation and amortization charge;

o	$60.3 million increase related to financial expenses;

o	$15.4 million increase in the income tax expense;

o	$8.1 million unfavourable variance in the charge for restructuring, acquisition costs and other.

7

Adjusted cash flows from operations: $1.30 billion in the first nine months of 2023 compared with $1.10 billion in the same period of 2022 (Table 9). The $199.4 million (18.2%) increase was due primarily to the $234.3 million increase in adjusted EBITDA, partially offset by a $37.7 million increase in additions to intangible assets, including purchases of software licences.

Cash flows provided by operating activities: $1.27 billion, a $255.5 million (25.3%) increase due primarily to the increase in adjusted EBITDA, the decrease in current income taxes and the favourable net change in non-cash balances related to operating activities, partially offset by the increase in the cash portion of financial expenses and the unfavourable variance in the cash portion of restructuring, acquisition costs and other.

Depreciation and amortization charge: $628.6 million, a $101.1 million increase due primarily to the impact of the Freedom acquisition.

Financial expenses: $243.3 million, a $60.3 million increase due essentially to the same factors as those noted above under “2023/2022 third quarter comparison.”

Gain on valuation and translation of financial instruments: $0.2 million, a $1.0 million favourable variance.

Charge for restructuring, acquisition costs and other: $16.4 million, an $8.1 million unfavourable variance.

A $1.4 million charge was recognized during the first nine months of 2023 in connection with cost-reduction measures ($2.9 million in the first nine months of 2022). A $0.3 million charge for impairment of assets was also recognized in the first nine months of 2023 ($2.8 million in the first nine months of 2022). Net charges in the amount of $14.7 million, including acquisition costs related to the Freedom transaction, were also recognized in the first nine months of 2023 ($2.6 million in the first nine months of 2022).

Income tax expense: $174.0 million in the first nine months of 2023 (effective tax rate of 26.3%), compared with $158.6 million in the same period of 2022 (effective tax rate of 26.5%), a $15.4 million unfavourable variance essentially caused by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

8

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Third quarter 2023

Cash flows provided by operating activities: $478.1 million in the third quarter of 2023 compared with $465.6 million in the same period of 2022.

The $12.5 million increase was primarily due to:

•	$100.0 million increase in adjusted EBITDA;

•	$16.1 million decrease in current income taxes.

Partially offset by:

•	$77.6 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in inventory, deferred revenues, contract assets and income tax payable, partially offset by favourable variances in accounts receivable;

•	$28.2 million increase in the cash portion of financial expenses.

Year to date

Cash flows provided by operating activities: $1.27 billion in the first nine months of 2023 compared with $1.01 billion in the same period of 2022.

The $255.5 million increase was primarily due to:

•	$234.3 million increase in adjusted EBITDA;

•	$36.9 million decrease in current income taxes;

•	$50.9 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in accounts receivable and inventory, partially offset by unfavourable variances in contract assets, accounts payable, accrued charges and provisions, and income tax payable.

Partially offset by:

•	$58.8 million increase in the cash portion of financial expenses;

•	$11.1 million unfavourable variance in the cash portion of restructuring, acquisition costs and other.

Working capital: Negative $515.6 million at September 30, 2023, compared with negative $10.4 million at December 31, 2022, a $505.2 million unfavourable variance. This variance was mainly due to the increase in the current portion of long-term debt, net of the related derivative financial instruments in an asset position, as well as, following the Freedom acquisition, the increase in accounts payable, accrued charges and provisions and in the current portion of lease liabilities, partially offset by an increase in accounts receivable, inventories, other current assets and contract assets and costs.

Investing activities

Third quarter 2023

Cash used for additions to property, plant and equipment: $94.3 million in the third quarter of 2023 compared with $109.7 million in the same period of 2022. The $15.4 million decrease mainly reflects a $23.8 million favourable net change in current non-cash items, partially offset by the increase in additions to property, plant and equipment.

9

Deferred subsidies used to finance additions to property, plant and equipment: $5.4 million in the third quarter of 2023, compared with $26.4 million in the same quarter of 2022. These amounts represent the use of subsidies received under the program to roll out high-speed Internet services in various regions of Québec, and recorded as a reduction of additions to property, plant and equipment.

Cash flows used for additions to intangible assets: $40.0 million in the third quarter of 2023 compared with $13.0 million in the same period of 2022. The $27.0 million increase was mainly due to additions to intangible assets, including purchases of licences and software, and a $7.6 million unfavourable net change in current non-cash items.

Proceeds from disposal of assets: $1.0 million in the third quarter of 2022.

Business acquisitions: $1.8 million in the third quarter of 2023.

Year to date

Cash flows used for additions to property, plant and equipment: $279.2 million in the first nine months of 2023 compared with $295.3 million in the same period of 2022. The $16.1 million reduction was mainly due to a $13.3 million favourable net change in current non-cash items.

Deferred subsidies used to finance additions to property, plant and equipment: $39.3 million in the first nine months of 2023, compared with $104.2 million in the same period of 2022. These amounts represent the use of subsidies received under the program to roll out high-speed Internet services in various regions of Québec, and recorded as a reduction of additions to property, plant and equipment.

Cash flows used for additions to intangible assets: $120.0 million in the first nine months of 2023 compared with $57.8 million in the same period of 2022. The $62.2 million increase reflects increased investment in IT systems, an $14.6 million unfavourable net change in current non-cash items and the acquisition of spectrum licences in the auction of residual spectrum licences in Canada.

Proceeds from disposal of assets: $0.8 million in the first nine months of 2023 compared with $6.5 million in the same period of 2022.

Business acquisitions: $2.07 billion in the first nine months of 2023, related to the acquisition of Freedom in the first nine months of 2023.

Free cash flows from continuing operating activities

Third quarter 2023

Free cash flows from continuing operating activities: $343.8 million in the third quarter of 2023 compared with $343.9 million in the same period of 2022 (Table 10).

The $0.1 million decrease was due to:

•	$27.0 million increase in cash flows used for additions to intangible assets;

•	$1.0 million decrease in proceeds from disposal of assets.

Partially offset by:

•	$12.5 million increase in cash flows provided by operating activities;

•	$15.4 million decrease in cash flows used for additions to property, plant and equipment.

Year to date

Free cash flows from continuing operating activities: $878.3 million in the first nine months of 2023 compared with $664.7 million in the same period of 2022 (Table 10).

The $213.6 million increase was due to:

•	$255.5 million increase in cash flows provided by operating activities;

•	$16.1 million decrease in cash flows used for additions to property, plant and equipment;

10

Partially offset by:

•	$52.3 million increase in cash flows used for additions to intangible assets, excluding acquisitions of spectrum licences.

•	$5.7 million decrease in proceeds from disposal of assets.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $2.49 billion increase in the first nine months of 2023. $56.8 million net favourable variance in assets and liabilities related to derivative financial instruments.

•	Additions to debt in the first nine months of 2023 essentially consisted of:

o	a new $2.10 billion secured term credit facility that Videotron entered into with a syndicate of financial institutions on April 3, 2023 to finance the acquisition of Freedom. The term credit facility consists of three tranches of equal size maturing in October 2024, April 2026 and April 2027, bearing interest at Bankers’ acceptance rate, SOFR, Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron’s leverage ratio;

o	$380.1 million increase in total drawings on the secured revolving bank credit facilities.

o	$7.3 million unfavourable impact of exchange rate fluctuations. Additions to the consolidated debt attributable to this item was offset by the increase in the asset (or increase in the liability) related to derivative financial instruments.

•	Assets and liabilities related to derivative financial instruments totalled a net asset of $256.3 million at September 30, 2023 compared with $199.5 million at December 31, 2022. The $56.8 million net favourable variance was mainly due to:

o	the change in fair value of the floating-to-fixed interest rate swap agreement related to the $700.0 million tranche maturing in April 2027 of the new $2.10 billion secured term credit facility entered into by Videotron on April 3, 2023;

o	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

•	On January 13, 2023, Videotron’s secured revolving credit facility was amended to increase it from $1.50 billion to $2.00 billion. Certain terms and conditions of this credit facility were also amended.

11

Financial position

Net available liquidity: $1.56 billion at September 30, 2023 for the Corporation and its wholly owned subsidiaries, consisting of $1.54 billion in available unused revolving credit facilities and $20.0 million in cash and cash equivalents.

As at September 30, 2023, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on Corporation’s long-term debt

12-month periods ended September 30

(in millions of Canadian dollars)

2024	$814.6
2025	1,100.6
2026	1,534.8
2027	1,515.2
2028	750.0
2029 and thereafter	2,128.8
Total	$7,844.0

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions, and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 3.7 years as of September 30, 2023 (5.0 years as of December 31, 2022). After taking into account hedging instruments, the debt consisted of approximately 66.8% fixed-rate debt (95.1% at December 31, 2022) and 33.2% floating-rate debt (4.9% at December 31, 2022).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, business acquisitions, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases and dividends or distributions to the shareholder in the future. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At September 30, 2023, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

The Corporation paid $351.0 million in common dividends to the parent corporation in the first nine months of 2023 ($471.0 million in the same period of 2022). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

600 MHz, 3500 MHz and 3800 MHz spectrum auction

In August 2023, Videotron qualified as a bidder in the auction for spectrum licences in the 3800 MHz band announced by Innovation, Science and Economic Development Canada (“ISED Canada”). The auction opened on October 24, 2023. In July 2023, Videotron entered into new unsecured on-demand credit facilities under which letters of credit were issued and submitted to ISED Canada as a pre-auction deposit. The submission of these letters of credit did not have the effect of reducing the Corporation’s net available liquid assets under the Corporation’s current credit facilities. In accordance with the rules of confidentiality established by ISED Canada respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of these letters of credit.

On January 26, 2023, Videotron announced a $9.9 million investment in the acquisition of spectrum licences in the 600 MHz band in Manitoba and in the 3500 MHz band in Québec. The acquisition was made in the auction of residual spectrum licences that concluded on January 25, 2023 with the announcement by ISED Canada of the tentatively accepted bids. Videotron is thus increasing its wireless service capacity and continues to pave the way for the expansion of its wireless infrastructure outside Québec.

12

Acquisition of Freedom

On April 3, 2023, Videotron acquired Freedom from Shaw Communications Inc. (“Shaw”). Videotron paid $2.07 billion in cash, net of cash acquired of $103.2 million. As part of the transaction, Videotron assumed certain debts, mainly lease obligations. The consideration paid is subject to certain post-closing adjustments. The acquisition includes Freedom's entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers Communications Inc. to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale Internet services.

Through the acquisition of Freedom, Videotron has entered the British Columbia and Alberta telecommunications markets and strengthened its position in the Ontario market. This expansion of Videotron’s wireless business outside of its traditional Québec footprint has increased its geographic diversification, with approximately 45% of mobile subscribers in Québec, 40% in Ontario and 15% in Western Canada, following the transaction.

The number of Canadians reached by Videotron’s mobile networks also increased from 7.5 million (or 20% of the Canadian population) to more than 26 million (or 70% of the Canadian population), thereby significantly increasing its addressable market. In addition, entering new markets as a MVNO will enable Videotron to further expand its reach and offer its competitive services to even more potential users.

In the markets that are now accessible to Videotron, three well-established mobile carriers offering a full range of telecommunication services over national wireline and wireless networks have a strong presence. These wireless carriers, including two incumbent local exchange carriers ("ILECs") and one broadcast distribution undertaking ("BDU"), have long business histories, a large portfolio of spectrum licenses and considerable operational and financial resources. Videotron’s acquisition of Freedom promotes a more competitive mobile telephony environment in the markets where Freedom operates. Since the closing of the Freedom acquisition, significant enhancements have been made to Freedom’s offering, plans and network to improve the customer experience. These enhancements include the introduction of 5G services, seamless handoff and nationwide free roaming. Videotron intends to bring further improvements to the Freedom offering by, among other things, introducing attractive multi-service bundles and improving the online experience for users.

Prior to the acquisition by Videotron, Freedom customers did not yet have access to 5G services. In order to be able to offer a true 5G experience, Freedom required greater bandwidth in mid-band frequencies, such as the 3500 MHz band, which it did not have. Upon the closing of the acquisition, Videotron was able to rapidly deploy the 3500 MHz spectrum licenses that it had acquired in 2021 in order to upgrade Freedom’s infrastructure and offer 5G service to over 12 million Canadians in the Toronto, Vancouver, Calgary and Edmonton metropolitan areas along with select cities across Ontario, British Columbia and Alberta. Over time, Freedom will continue to roll out 5G to other markets. In addition, through the transaction, Videotron has acquired more than 90 MHz (and up to 135 MHz in some areas) of spectrum holdings in major markets in Ontario, British Columbia and Alberta, consisting of spectrum in the 600 MHz, 700 MHz, AWS-1, AWS-3 and 2500 MHz bands.

The Corporation anticipates that significant and recurring investments will be required in the new Canadian markets in order to, among other things, potentially acquire new spectrum licenses for the deployment of the latest technologies, expand and maintain the newly acquired mobile networks, support the launch and penetration of new services, and compete effectively with the ILECs and other current or potential competitors in these markets.

13

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of the Corporation

Analysis of main differences between September 30, 2023 and December 31, 2022

(in millions of Canadian dollars)

	Sept. 30, 2023[1]	Dec. 31, 2022[1]	Difference	Main reasons for difference
Assets
Accounts receivable	$859.5	$619.1	$240.4	Impact of the Freedom acquisition and of current variances in activities
Inventories	320.3	247.2	73.1	Impact of the Freedom acquisition and of current variances in activities
Other current assets	188.0	122.0	66.0	Impact of the Freedom acquisition
Property, plant and equipment	3,196.0	2,610.4	585.6	Impact of the Freedom acquisition and additions to property, plant and equipment, less depreciation for the period
Intangible assets	3,282.9	2,162.7	1,120.2	Impact of the Freedom acquisition and additions to intangible assets, less amortization for the period
Right-of-use assets	326.7	128.1	198.6	Impact of the Freedom acquisition
Derivative financial instruments[2]	256.3	199.5	56.8	See “Financing activities”
Promissory notes to the parent corporation	996.0	160.0	836.0	Quebecor Media issued a $836.0 million promissory note payable to Videotron, bearing interest at 7.000%
Other assets	319.4	247.9	71.5	Impact of the Freedom acquisition
Liabilities
Accounts payable, accrued charges and provisions	818.4	629.5	188.9	Impact of the Freedom acquisition and of current variances in activities
Deferred revenue	324.0	277.1	46.9	Impact of the Freedom acquisition and of current variances in activities
Long-term debt, including current portion and bank indebtedness	7,804.8	5,318.7	2,486.1	See “Financing activities”
Lease liabilities[3]	362.3	158.3	204.0	Impact of the Freedom acquisition
Other liabilities	207.5	124.3	83.2	Impact of the Freedom acquisition

[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.
[2]	Current and long-term assets.
[3]	Current and long-term liabilities.

14

ADDITIONAL INFORMATION

Contractual obligations

At September 30, 2023, material contractual obligations of operating activities included: capital repayment and interest on long-term debt; lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of the Corporation as of September 30, 2023

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1,2]	$7,844.0	$814.6	$2,635.4	$2,265.2	$2,128.8
Interest payments on long-term debt[3]	1,287.2	299.1	571.2	278.6	138.3
Lease liabilities	362.3	105.4	142.7	71.0	43.2
Interest payments on lease liabilities	58.4	18.2	23.6	10.7	5.9
Additions to property, plant and equipment and other commitments	2,185.5	738.1	1,302.0	105.9	39.5
Derivative financial instruments[4]	(239.3)	(155.7)	–	(10.2)	(73.4)
Total contractual obligations	$11,498.1	$1,819.7	$4,674.9	$2,721.2	$2,282.3

[1]	Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes.

[2]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

[3]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2023.

[4]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2023, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $40.2 million ($23.6 million in the same quarter of 2022), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $0.8 million ($1.1 million in the same quarter of 2022). These transactions were accounted for at the consideration agreed between the parties.

During the first nine months of 2023, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $97.7 million ($83.0 million in the same period of 2022), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $3.3 million ($3.2 million in the same period of 2022). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. During the third quarter of 2023, the Corporation incurred management fees of $8.8 million with its parent corporation ($7.0 million in the same quarter of 2022). During the first nine months of 2023, the Corporation incurred management fees of $26.0 million with its parent corporation ($20.2 million in the same period of 2022).

15

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency swaps and interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2023 and December 31, 2022 are presented in Table 6:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2023		December 31, 2022
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(7,844.0)	$(7,318.4)	$(5,356.6)	$(4,800.7)
Derivative financial instruments
Foreign exchange forward contracts	0.9	0.9	3.4	3.4
Interest rate swaps	32.0	32.0	–	–
Cross-currency swaps	223.4	223.4	196.1	196.1

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Gains and losses on valuation and translation of financial instruments in the third quarters and first nine months of 2023 and 2022 are summarized in Table 7.

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Table 7

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
(Gain) loss on the ineffective portion of fair value hedges	$(0.3)	$0.5	$(0.2)	$0.8
	$(0.3)	$0.5	$(0.2)	$0.8

Gains on cash flow hedges of $20.3 million and $47.5 million were recorded under “Other comprehensive income” in the third quarter and first nine months of 2023 respectively (losses of $53.4 million and $58.4 million in the third quarter and first nine months of 2022).

17

Non-IFRS Financial Measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and adjusted cash flows from operations, are not calculated in accordance with, or recognized by IFRS. Beginning in the third quarter of 2023, the Corporation added two financial measures not standardized under IFRS: free cash flows from continuing operating activities and consolidated net debt leverage ratio. These two measures will help to better understand and analyze the financing performance of the Corporation, as well as its financial position as at balance sheet date.

The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring, acquisition costs and other and income taxes. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues of the Corporation. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 8 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 8

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Adjusted EBITDA	$589.5	$489.5	$1,671.3	$1,437.0
Depreciation and amortization	(222.9)	(175.0)	(628.6)	(527.5)
Financial expenses	(91.0)	(62.1)	(243.3)	(183.0)
Gain (loss) on valuation and translation of financial instruments	0.3	(0.5)	0.2	(0.8)
Restructuring, acquisition costs and other	(1.3)	(5.1)	(16.4)	(8.3)
Income taxes	(61.2)	(55.3)	(174.0)	(158.6)
Net income	$213.4	$191.5	$609.2	$558.8

18

Adjusted cash flows from operations and free cash flows from continuing operating activities

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding spectrum licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, spectrum licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by its operations. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to spectrum licence acquisitions and renewals), plus proceeds from disposal of assets. Free cash flows from continuing operating activities is used by the Corporation’s management to evaluate cash flows generated by the Corporation’s operations. Free cash flows from continuing operating activities represents available funds for business acquisitions, spectrum licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 9 and 10 provide a reconciliation of adjusted cash flows from operations and free cash flows from continuing operating activities to cash flows provided by operating activities reported in the condensed consolidated financial statements. Also, Table 10 provides free cash flows from continuing operating activities of the Corporation for the last eight quarters.

19

Table 9

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Adjusted EBITDA	$589.5	$489.5	$1,671.3	$1,437.0
Additions to property, plant and equipment[1]	(97.0)	(88.6)	(279.2)	(282.0)
Additions to intangible assets[2]	(38.7)	(19.3)	(97.1)	(59.4)
Adjusted cash flows from operations	$453.8	$381.6	$1,295.0	$1,095.6

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Additions to property, plant and equipment	$(97.0)	$(88.6)	$(279.2)	$(282.0)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	2.7	(21.1)	–	(13.3)
Cash flows used for additions to property, plant and equipment	$(94.3)	$(109.7)	$(279.2)	$(295.3)

[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Additions to intangible assets	$(38.7)	$(19.3)	$(97.1)	$(59.4)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(1.3)	6.3	(13.0)	1.6
Cash flows used for spectrum licence acquisitions	–	–	(9.9)	–
Cash flows used for additions to intangible assets	$(40.0)	$(13.0)	$(120.0)	$(57.8)

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Table 10

Free cash flows from continuing operating activities and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended								Nine months ended September 30
	Sept. 30 2023	June 30 2023	Mar. 31 2023	Dec. 31 2022	Sept. 30 2022	June 30 2022	Mar. 31 2022	Dec. 31 2021	Sept. 30 2023	Sept. 30 2022
Adjusted cash flows from operations	$453.8	$461.7	$379.5	$360.2	$381.6	$369.4	$344.6	$358.3	$1,295.0	$1,095.6
Plus (minus)
Cash portion of financial expenses	(88.8)	(91.5)	(57.2)	(60.1)	(60.6)	(61.5)	(56.6)	(56.1)	(237.5)	(178.7)
Cash portion related to restructuring, acquisition costs and other	(1.5)	(13.0)	(2.1)	(4.3)	(2.3)	(2.4)	(0.8)	(2.8)	(16.6)	(5.5)
Current income taxes	(48.0)	(52.3)	(74.2)	(52.0)	(64.1)	(72.0)	(75.3)	(59.8)	(174.5)	(211.4)
Other	2.1	1.7	0.3	(0.9)	1.7	2.2	2.6	1.9	4.1	6.5
Net change in non-cash balances related to operating activities	24.8	23.6	(27.6)	(18.9)	102.4	(68.9)	(63.6)	22.8	20.8	(30.1)
Net variance in current operating items related to additions to property, plant and equipment[1]	2.7	9.8	(12.5)	22.5	(21.1)	3.8	4.0	(8.5)	-	(13.3)
Net variance in current operating items related to additions to intangible assets[1]	(1.3)	2.7	(14.4)	1.5	6.3	(0.9)	(3.8)	1.8	(13.0)	1.6
Free cash flows from continuing operating activities	343.8	342.7	191.8	248.0	343.9	169.7	151.1	257.6	878.3	664.7
Plus (minus)
Cash flows used for additions to property, plant and equipment	94.3	97.5	87.4	74.4	109.7	96.4	89.2	83.5	279.2	295.3
Cash flows used for additions to intangible assets[2]	40.0	35.9	34.2	17.3	13.0	18.8	26.0	31.4	110.1	57.8
Proceeds from disposal of assets	-	(0.5)	(0.3)	(0.5)	(1.0)	(4.1)	(1.4)	(1.5)	(0.8)	(6.5)
Cash flows provided by operating activities	$478.1	$475.6	$313.1	$339.2	$465.6	$280.8	$264.9	$371.0	$1,266.8	$1,011.3

[1]	Excluding government credits receivable for major capital projects.

[2]	Excluding expenditures related to spectrum licence acquisitions and renewals.

21

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt, divided by the trailing 12-month adjusted EBITDA. Consolidated net debt, represents total long-term debt plus bank indebtedness, lease liabilities, the current portion of lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management in decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate its financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 11 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in the Corporation’s condensed consolidated financial statements for the last eight quarters

Table 11

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	Sept. 30 2023		June 30 2023		Mar. 31 2023		Dec. 31 2022		Sept. 30 2022		June 30 2022		Mar. 31 2022		Dec. 31 2021
Total long-term debt[1]	$7,844.0		$8,005.4		$6,014.8		$5,356.6		$5,477.0		$5,426.9		$5,236.7		$5,408.2
Plus (minus)
Lease liabilities[2]	362.3		371.7		154.8		158.3		157.4		151.5		153.0		153.8
Bank indebtedness	-		-		23.6		0.4		-		11.5		23.6		-
Derivative financial instruments[3]	(256.3)		(124.0)		(191.2)		(199.5)		(253.2)		(142.7)		(76.1)		(117.2)
Cash and cash equivalents	(20.9)		(16.5)		(0.6)		(1.8)		(31.9)		(1.4)		(0.9)		(10.5)
Consolidated net debt	7,929.1		8,236.6		6,001.4		5,314.0		5,349.3		5,445.8		5,336.3		5,434.3
Divided by:
Trailing 12-month adjusted EBITDA[4]	$2,345.9		$2,345.2		$1,927.1		$1,912.9		$1,903.5		$1,890.8		$1,884.8		$1,875.7
Consolidated net debt leverage ratio[4]	3.38	x	3.51	x	3.11	x	2.78	x	2.81	x	2.88	x	2.83	x	2.90	x

[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

[2]	Current and long-term liabilities

[3]	Current and long-term assets, less long-term liabilities

[4]	On a pro forma basis as at September 30, 2023 and June 30,2023, using Freedom’s trailing 12-month adjusted EBITDA.

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access and television services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average monthly revenue per unit

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average RGU. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies.

Mobile ARPU is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ARPU is calculated by dividing the combined revenues from mobile and wireline telephony, Internet access, television and OTT services by the total average number of RGUs from mobile and wireline telephony, Internet access and television services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

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Controls and procedures

During the first nine months of 2023, the Corporation acquired Freedom. The Corporation has excluded the controls, policies and procedures of Freedom from the design and evaluation of the disclosure controls and procedures (“DC&P”), and of the internal control over financial reporting (“ICFR”), as permitted by National Instrument 52-109 of the Canadian Securities Administrators for a period of 365 days following an acquisition. Given the size and timing of the Freedom acquisition, the limitation of the scope is primarily due to the time required to assess Freedom’s DC&P and ICFR in accordance with the Corporation’s other activities. The Corporation currently expects to finalize its assessment within the regulatory time period.

Since the acquisition date, Freedom’s results have been included in the Corporation’s consolidated financial statements. For the first nine months of 2023, Freedom’s revenues and net income represented approximately 15.9% and 11.6% of the Corporation’s consolidated revenues and consolidated net income, respectively. As percentages of the Corporation’s total consolidated current assets and liabilities, Freedom’s current assets and liabilities as at September 30, 2023 represented approximately 25.8% and 13.6%, respectively, and its non-current assets and liabilities represented approximately 20.1% and 2.8% of the Corporation’s total consolidated non-current assets and liabilities.

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic, financial or market conditions and variations in its businesses;

•	the intensity of competitive activity in the industries in which Videotron operates;

•	Videotron's ability to penetrate new, highly competitive markets and the accuracy of estimates of the size of potential markets;

•	new technologies that might change consumer behaviour towards Videotron’s product suites;

•	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;

•	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	risks relating to the acquisition of Freedom and the expansion strategy outside Quebec, including ability to successfully integrate Freedom’s operations and to realize synergies, and potential unknown liabilities or costs associated with the acquisition of Freedom;

•	the anticipated benefits and effects of the acquisition of Freedom may not be realized in a timely manner or at all, and ongoing operating costs and capital expenditures could be different than anticipated. In addition, unanticipated litigation or other regulatory proceedings associated with the acquisition of Freedom could result in changes to the parameters of the transaction;

•	the impacts of the significant and recurring investments that will be required in our new Freedom markets or Videotron markets, as MVNO or others, for development and expansion and to compete effectively with the ILECs and other current or potential competitors in these markets, including the fact that the post-acquisition Videotron business will continue to face the same risks that Videotron currently faces, but will also face increased risks relating to new geographies and markets;disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and OTT services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

23

•	labour disputes or strikes;

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crises, and political instability in some countries;

•	impact of emergency measures that have been or may be implemented by various levels of government;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Videotron’s licenses or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Videotron’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

24

Condensed consolidated financial statements of

VIDEOTRON LTD.

Three-month and nine-month periods ended September 30, 2023 and 2022

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2023	2022	2023	2022

Revenues
Mobile telephony		$411.9	$201.3	$1,014.6	$580.4
Internet		323.2	315.0	959.8	918.5
Television		200.8	200.9	603.4	598.6
Wireline telephony		68.9	72.3	211.2	221.2
Mobile equipment sales		159.9	83.2	374.1	220.0
Wireline equipment sales		18.9	21.6	52.8	74.4
Other		46.5	47.9	140.4	145.1
		1,230.1	942.2	3,356.3	2,758.2

Employee costs	2	123.7	92.5	347.2	295.0
Purchase of goods and services	2	516.9	360.2	1,337.8	1,026.2
Depreciation and amortization		222.9	175.0	628.6	527.5
Financial expenses	3	91.0	62.1	243.3	183.0
(Gain) loss on valuation and translation of financial instruments		(0.3)	0.5	(0.2)	0.8
Restructuring, acquisition costs and other	4	1.3	5.1	16.4	8.3
Income before income taxes		274.6	246.8	783.2	717.4
Income taxes (recovery):
Current		48.0	64.1	174.5	211.4
Deferred		13.2	(8.8)	(0.5)	(52.8)
		61.2	55.3	174.0	158.6

Net income		$213.4	$191.5	$609.2	$558.8

Net income attributable to
Shareholder		$213.4	$191.5	$609.1	$558.8
Non-controlling interests		-	-	0.1	-

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2023	2022	2023	2022

Net income		$213.4	$191.5	$609.2	$558.8

Other comprehensive income (loss):	10
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments		20.3	(53.4)	47.5	(58.4)
Deferred income taxes		(4.8)	4.7	(9.9)	5.0

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain		-	3.0	-	138.0
Deferred income taxes		-	(0.8)	-	(36.8)
		15.5	(46.5)	37.6	47.8

Comprehensive income		$228.9	$145.0	$646.8	$606.6

Comprehensive income attributable to
Shareholder		$228.9	$145.0	$646.7	$606.6
Non-controlling interests		-	-	0.1	-

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)
(unaudited)

	Equity attributable to shareholder			Equity
			Accumulated	attributable
			other com-	to non-
	Capital		prehensive	controlling	Total
	stock	Deficit	(loss) income	interests	equity
	(note 8)		(note 10)

Balance as of December 31, 2021	$295.6	$(613.5)	$(20.8)	$0.4	$(338.3)
Net income	-	558.8	-	-	558.8
Other comprehensive income	-	-	47.8	-	47.8
Issuance of common shares	17.3	-	-	-	17.3
Dividends	-	(471.0)	-	(0.2)	(471.2)
Balance as of September 30, 2022	312.9	(525.7)	27.0	0.2	(185.6)
Net income	-	198.4	-	0.1	198.5
Other comprehensive loss	-	-	(43.7)	-	(43.7)
Dividends	-	(200.0)	-	-	(200.0)
Balance as of December 31, 2022	312.9	(527.3)	(16.7)	0.3	(230.8)
Net income	-	609.1	-	0.1	609.2
Other comprehensive income	-	-	37.6	-	37.6
Dividends	-	(351.0)	-	(0.1)	(351.1)
Balance as of September 30, 2023	$312.9	$(269.2)	$20.9	$0.3	$64.9

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2023	2022	2023	2022

Cash flows related to operating activities
Net income		$213.4	$191.5	$609.2	$558.8
Adjustments for:
Depreciation of property, plant and equipment		143.1	128.8	417.5	390.0
Amortization of intangible assets		50.4	35.5	141.4	106.6
Depreciation of right-of-use assets		29.4	10.7	69.7	30.9
(Gain) loss on valuation and translation of financial instruments		(0.3)	0.5	(0.2)	0.8
Impairment of assets		0.3	2.8	0.3	2.8
Gain on disposal of other assets		(0.5)	-	(0.5)	-
Amortization of financing costs	3	2.2	1.5	5.8	4.3
Deferred income taxes		13.2	(8.8)	(0.5)	(52.8)
Other		2.1	0.7	3.3	-
		453.3	363.2	1,246.0	1,041.4
Net change in non-cash balances related to operating activities		24.8	102.4	20.8	(30.1)
Cash flows provided by operating activities		478.1	465.6	1,266.8	1,011.3
Cash flows related to investing activities
Additions to property, plant and equipment		(94.3)	(109.7)	(279.2)	(295.3)
Deferred subsidies used to finance additions to property,
plant and equipment		(5.4)	(26.4)	(39.3)	(104.2)
		(99.7)	(136.1)	(318.5)	(399.5)
Additions to intangible assets		(40.0)	(13.0)	(120.0)	(57.8)
Business acquisition	5	(1.8)	-	(2,069.6)	-
Proceeds from disposal of assets		-	1.0	0.8	6.5
Promissory note to the parent corporation	6	-	-	(836.0)	-
Other		-	1.3	(0.2)	1.1
Cash flows used in investing activities		(141.5)	(146.8)	(3,343.5)	(449.7)
Cash flows related to financing activities
Net change in bank indebtedness		-	(11.5)	(0.4)	-
Net change under revolving facility, net of financing costs		(272.2)	(117.8)	379.0	(141.8)
Issuance of long-term debt, net of financing costs	7	-	-	2,092.5	-
Repayment of lease liabilities		(30.4)	(10.4)	(63.5)	(31.4)
Dividends		(35.0)	(175.0)	(351.0)	(471.0)
Dividends paid to non-controlling interests		-	-	(0.1)	(0.2)
Cash flows (used in) provided by financing activities		(337.6)	(314.7)	2,056.5	(644.4)

Net change in cash, cash equivalents and restricted cash		(1.0)	4.1	(20.2)	(82.8)

Cash, cash equivalents and restricted cash at beginning of period		21.9	86.0	41.1	172.9
Cash, cash equivalents and restricted cash at end of period		$20.9	$90.1	$20.9	$90.1

Cash, cash equivalents and restricted cash consist of
Cash		$20.5	$31.8	$20.5	$31.8
Cash equivalents		0.4	0.1	0.4	0.1
Restricted cash		-	58.2	-	58.2
		$20.9	$90.1	$20.9	$90.1

Interest and taxes reflected as operating activities
Cash interest payments		$67.2	$24.5	$234.4	$144.6
Cash income tax payments (net of refunds)		63.7	60.8	238.1	214.8

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)		September 30	December 31
	Note	2023	2022

Assets

Current assets
Cash and cash equivalents		$20.9	$1.8
Restricted cash		-	39.3
Accounts receivable		859.5	619.1
Contract assets		91.7	50.2
Amounts receivable from affiliated corporations		76.5	13.6
Income taxes		37.7	-
Inventories		320.3	247.2
Derivative financial instruments		146.6	-
Other current assets		188.0	122.0
		1,741.2	1,093.2

Non-current assets
Property, plant and equipment		3,196.0	2,610.4
Intangible assets		3,282.9	2,162.7
Right-of-use assets		326.7	128.1
Goodwill		550.1	550.1
Derivative financial instruments		109.7	199.5
Investments		1,595.0	1,595.0
Promissory notes to the parent corporation	6	996.0	160.0
Other assets		319.4	247.9
		10,375.8	7,653.7
Total assets		$12,117.0	$8,746.9

Liabilities and equity

Current liabilities
Bank indebtedness		$-	$0.4
Accounts payable, accrued charges and provisions		818.4	629.5
Amounts payable to affiliated corporations		175.5	95.5
Deferred revenue		324.0	277.1
Deferred subsidies		-	39.3
Income taxes		18.9	24.5
Current portion of long-term debt	7	814.6	-
Current portion of lease liabilities		105.4	37.3
		2,256.8	1,103.6

Non-current liabilities
Long-term debt	7	6,990.2	5,318.3
Subordinated loan from parent corporation		1,595.0	1,595.0
Lease liabilities		256.9	121.0
Deferred income taxes		745.7	715.5
Other liabilities		207.5	124.3
		9,795.3	7,874.1

Equity
Capital stock	8	312.9	312.9
Deficit		(269.2)	(527.3)
Accumulated other comprehensive income (loss)	10	20.9	(16.7)
Equity attributable to the shareholder		64.6	(231.1)
Non-controlling interests		0.3	0.3
		64.9	(230.8)

Total liabilities and equity		$12,117.0	$8,746.9

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (“Videotron” or the "Corporation") is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor Inc. (“Quebecor”). Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada.

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and, accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2022 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Videotron on November 8, 2023.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2023.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022

Employee costs	$162.0	$125.8	$469.8	$401.6
Less employee costs capitalized to property, plant and equipment and to intangible assets	(38.3)	(33.3)	(122.6)	(106.6)
	123.7	92.5	347.2	295.0

Purchase of goods and services:
Royalties and rights	107.1	109.6	322.4	307.7
Cost of products sold	216.7	116.0	503.2	328.2
Subcontracting costs	34.9	23.5	82.3	72.8
Marketing and distribution expenses	28.8	12.9	58.8	39.1
Other	129.4	98.2	371.1	278.4
	516.9	360.2	1,337.8	1,026.2
	$640.6	$452.7	$1,685.0	$1,321.2

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022

Third parties:
Interest on long-term debt	$97.2	$59.6	$268.7	$175.6
Amortization of financing costs	2.2	1.5	5.8	4.3
Interest on lease liabilities	4.9	1.3	11.5	4.0
Interest on net defined benefit liability	0.2	0.8	0.7	2.3
Loss on foreign currency translation on short-term monetary items	1.3	1.4	0.9	2.0
Other	2.0	(0.5)	3.1	0.7
	107.8	64.1	290.7	188.9
Affiliated corporations:
Interest expense	38.2	38.2	113.3	113.3
Dividend income	(38.6)	(38.6)	(114.5)	(114.5)
Interest on lease liabilities	0.3	0.4	1.0	1.2
Interest income	(16.7)	(2.0)	(47.2)	(5.9)
	(16.8)	(2.0)	(47.4)	(5.9)
	$91.0	$62.1	$243.3	$183.0

4.	RESTRUCTURING, ACQUISITION COSTS AND OTHER

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022

Restructuring	$0.3	$1.7	$1.4	$2.9
Acquisition costs[1]	0.6	1.0	14.7	2.9
Impairment of assets	0.3	2.8	0.3	2.8
Other	0.1	(0.4)	–	(0.3)
	$1.3	$5.1	$16.4	$8.3

[1]	Includes acquisition costs mainly related to the Freedom acquisition (note 5).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	BUSINESS ACQUISITION

On April 3, 2023, Videotron acquired all the issued shares of Freedom Mobile Inc. (“Freedom”) from Shaw Communications Inc. (“Shaw”) for a cash consideration of $2.07 billion, net of cash acquired of $103.2 million. As part of this transaction, Videotron assumed certain debts, mainly lease obligations. The consideration paid is still subject to certain post-closing adjustments. This acquisition immediately preceded the acquisition of Shaw by Rogers Communications Inc. (“Rogers”). All required regulatory approvals were obtained prior to both transactions. The acquisition of Freedom includes the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone), roaming services and wholesale internet services. Videotron has also made certain commercial commitments to the Minister of Innovation, Science and Industry. These transactions will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada.

As of September 30, 2023, the purchase price allocation of the Freedom acquisition is still preliminary. Management expects to finalize its fair value assessment of all the assets acquired and liabilities assumed over the coming months. The table below presents the preliminary fair value of the net assets acquired as of the acquisition date:

Assets
Accounts receivable	$227.3
Other current assets[1]	181.3
Property, plant and equipment[2]	729.0
Intangible assets[3]	1,159.4
Right-of-use of assets	226.2
Other assets	65.8
2,589.0
Liabilities
Accounts payable, accrued charges and provisions	(127.2)
Other current liabilities	(64.2)
Lease liabilities	(226.2)
Deferred income taxes	(19.5)
Other liabilities	(84.1)
(521.2)
Net assets acquired	$2,067.8

Cash consideration paid	$2,171.0
Cash acquired	(103.2)
$2,067.8

[1]	Includes mainly inventories and contract assets.
[2]	Includes mainly the wireless network.
[3]	Includes mainly spectrum licences, software, customer relationships, the Freedom brand and others.

The Freedom acquisition contributed revenues of $531.9 million and net income of $70.4 million from April 3, 2023 to September 30, 2023, excluding financial expenses incurred on the term credit facility entered into in April 2023 to finance the acquisition (note 7).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	PROMISSORY NOTES TO THE PARENT CORPORATION

On January 17, 2023, Quebecor Media issued a $836.0 million promissory note payable to Videotron, bearing interest at 7.000% and repayable on demand. Drawings under Videotron’s secured revolving credit facility were used to finance this promissory note.

7.	LONG-TERM DEBT

Components of long-term debt are as follows:

	September 30, 2023	December 31, 2022

Total long-term debt	$7,844.0	$5,356.6
Change in fair value related to hedged interest rate risk	(3.9)	(5.6)
Financing costs, net of amortization	(35.3)	(32.7)
	7,804.8	5,318.3
Less current portion	(814.6)	–
	$6,990.2	$5,318.3

On January 13, 2023, Videotron’s bank credit facility was amended to increase the secured revolving credit facility from $1.50 billion to $2.00 billion. Certain terms and conditions of the credit facility were also amended.

On April 3, 2023, Videotron entered into a new $2.10 billion secured term credit facility with a syndicate of financial institutions, consisting of three tranches of equal size maturing in October 2024, April 2026 and April 2027, respectively. The term credit facility bears interest at Bankers’ acceptance rate, Secured Overnight Financing Rate (SOFR), Canadian prime rate or U.S. prime rate, plus a premium determined by Videotron’s leverage ratio. On April 10, 2023, Videotron entered into a floating-to-fixed interest rate swap in relation with the $700.0 million tranche maturing in April 2027, fixing the interest rate at 5.203% based on Videotron’s then applicable leverage ratio. The swap became effective on May 4, 2023 and matures on April 3, 2027.

In July 2023, Videotron contracted new unsecured on-demand credit facilities under which letters of credit were issued and submitted to Innovation, Science and Economic Development Canada (“ISED Canada”) as a pre-auction deposit, in respect to its application to participate to the 3800 MHz spectrum auction. In accordance with the rules of confidentially established by ISED Canada respecting restrictions on communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of these letters of credit.

As of September 30, 2023, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $4,802.4 million ($2,298.5 million as of December 31, 2022) while the fair value of related hedging derivative instruments was in a net asset position of $223.4 million ($196.1 million as of December 31, 2022).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2022 and September 30, 2023	10,739,285	$312.9

9.	STOCK-BASED COMPENSATION PLANS

The following table provides details of changes to outstanding options in the stock-based compensation plan of Quebecor in which management of the Corporation participates, for the nine-month period ended September 30, 2023:

	Outstanding options
	Number	Weighted average exercise price

As of December 31, 2022	1,048,934	$29.06
Granted	1,465,000	33.29
Exercised	(8,733)	29.42
Cancelled	(78,641)	29.77
As of September 30, 2023	2,426,560	$31.59
Vested options as of September 30, 2023	208,084	$30.17

For the three-month period ended September 30, 2023, a $0.7 million reversal of the charge was recorded related to all stock-based compensation plans (a $0.4 million reversal of the charge in 2022). For the nine-month period ended September 30, 2023, a $1.3 million charge was recorded related to all stock-based compensation plans (none in 2022).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans	Total

Balance as of December 31, 2021	$26.4	$(47.2)	$(20.8)
Other comprehensive (loss) income	(53.4)	101.2	47.8
Balance as of September 30, 2022	(27.0)	54.0	27.0
Other comprehensive income (loss)	0.7	(44.4)	(43.7)
Balance as of December 31, 2022	(26.3)	9.6	(16.7)
Other comprehensive income	37.6	–	37.6
Balance as of September 30, 2023	$11.3	$9.6	$20.9

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 5 3/4-year period.

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

●	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3:	inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2023 and 2022

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023		December 31, 2022
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(7,844.0)	$(7,318.4)	$(5,356.6)	$(4,800.7)
Derivative financial instruments
Foreign exchange forward contracts	0.9	0.9	3.4	3.4
Interest rate swaps	32.0	32.0	–	–
Cross-currency swaps	223.4	223.4	196.1	196.1

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Jean-François Lescadres

By:	Jean-François Lescadres
Vice President Finance

Date: November 9, 2023